Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Anadarko Petroleum Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Anadarko Petroleum Corporation of our report dated June 23, 2009, with respect to the statements of net assets available for benefits of the Anadarko Employee Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 and the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Anadarko Employee Savings Plan.

/s/    KPMG LLP

Houston, Texas

August 11, 2009